CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED (AATI – 001)

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

April 29, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Attention:	Jay Mumford Peggy Fisher Patrick Enumwaonye Brian Cascio

Re:	Advanced Analogic Technologies Incorporated Amendment No. 1 to Registration Statement on Form S-1 File No. 333-123798

Ladies and Gentlemen:

On behalf of Advanced Analogic Technologies Incorporated (“AnalogicTech” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated April 19, 2005 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR one copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked to show changes from the Registration Statement as filed with the Commission on April 4, 2005. In addition, we are providing via Express Delivery five paper copies of Amendment No. 1 marked to show changes from the Registration Statement. Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for portions of this letter.

Please note that AnalogicTech expects to include financial statements as of and for the three-month period ended March 31, 2005 and related information in a subsequent amendment to the Registration Statement, prior to circulating preliminary prospectuses. On its current schedule, AnalogicTech anticipates printing preliminary prospectuses approximately during the week of May 16, 2005.

Securities and Exchange Commission

April 29, 2005

For ease of reference by the Staff in reviewing AnalogicTech’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated April 19, 2005 and is also repeated prior to the applicable response.

General

COMMENT 1: Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

RESPONSE: We note the Staff’s comment and confirm that the preliminary prospectus will include all non-Rule 430A information.

Summary – Page 1

COMMENT 2: In the forepart of the prospectus, including the summary and the risk factors, please limit the use of technical jargon and terms that may not be familiar to investors, including terms and abbreviations such as ASSPs, analog ICs, DRAM fabs, and analog CMOS process technology. Where you believe it is essential to use technical terms and abbreviations, please define them when you use them.

RESPONSE: We note the Staff’s comment and have endeavored to define technical terms and abbreviations where such terms first appear throughout the forepart of the prospectus in Amendment No. 1.

COMMENT 3: Please supplementally support your statements about being a “leading supplier.”

RESPONSE: We have removed the term “leading” with respect to the Company throughout Amendment No. 1, because we are currently unable to document the Company’s position with independent third-party data.

Risk Factors – Page 6

Our customers may cancel their orders – Page 6

COMMENT 4: Please expand this risk factor to include a discussion of the impact of your sales and development cycle as you discuss on page 23. For example, please describe the impact of technology obsolescence on your inventory.

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April 29, 2005

RESPONSE: We refer the Staff’s attention to the risk factor on page 8 of Amendment No. 1 titled “The nature of the design process…,” which focuses on specific aspects of risks associated with the Company’s sales and development cycle. We respectfully believe that this risk factor addresses the material points raised in the Staff’s comment. In addition, we believe that the separation of the discussion of these distinct risks into two risk factors focuses each risk factor in a manner that may be more understandable to investors. Consequently, at this time we have not modified the risk factor referenced by the Staff in its comment.

We receive a substantial portion of our revenues from one customer – Page 6

COMMENT 5: Please explain whether you believe LG Electronics will continue to be a significant customer in the future.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 6 of Amendment No. 1.

COMMENT 6: You state that your sales may be impacted by customers managing their quarterly inventories for “seasonal variations and other reasons.” Please expand to explain the seasonal variations and what some other reasons may be for such quarterly variations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 6 of Amendment No. 1 to identify certain seasonal variations experienced by the Company and to clarify that this type of seasonality is the principal source of inventory management fluctuations by our customers. In addition, we note that the risk factor on page 7 of Amendment No. 1 titled “Our operating results have fluctuated…” immediately following the referenced risk factor discusses seasonal variations and additional related factors in greater detail.

The nature of the design process requires us – Page 8

COMMENT 7: Please include in this risk factor a brief description of an average product sales and development cycle timeline.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 9 of Amendment No. 1 in order to clarify that the bullet-point list contained in this risk factor describes a typical product sales and development cycle, as well as to provide a description of a sales and development timeline for an average product.

Because we receive a substantial portion of our revenues – Page 9

COMMENT 8: Disclose the percentage of your revenues that EPCO Technology represented in 2004.

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April 29, 2005

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 9 of Amendment No. 1.

We outsource our wafer fabrication – Page 11

COMMENT 9: You explain that transitioning to a backup supplier would require you to meet consumer demand from your then existing inventory for a period of six to twelve months. In light of the fact that you have had inventory write-downs, please explain how much inventory you keep for such a potential transition.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 11 of Amendment No. 1.

Assertions by third parties of infringement – Page 12

COMMENT 10: Please explain the impact on your product line and future revenues if Siliconix is successful in asserting its patent claim. Are these patents critical to your TrenchDMOS product?

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 13 of Amendment No. 1, as well as under the heading “Business—Legal Proceedings” on page 52 of Amendment No. 1.

Our failure to protect our intellectual property rights – Page 12

COMMENT 11: In light of the fact that most of your business is done in South Korea, Taiwan and China, please expand your discussion about foreign patent protection not being as comprehensive as in the U.S. to discuss your experiences in these particular countries.

RESPONSE: We note the Staff’s comment and supplementally advise the Staff that the Company has not experienced any specific difficulties with its foreign patent protection to date. We have revised the disclosure under the heading “Business—Intellectual Property” on page 50 of Amendment No. 1 in order to provide additional information on the Company’s foreign patent protection strategy.

The price of our stock could decrease – Page 16

COMMENT 12: Please explain what percentage of your total outstanding stock will be available for resale after this offering and when your lockup agreements expire on such shares.

Securities and Exchange Commission

April 29, 2005

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced risk factor on page 16 of Amendment No. 1.

Capitalization – Page 20

COMMENT 13: “Cash and cash equivalents” is not a component of capitalization for purposes of this disclosure. Please revise to delete the line.

RESPONSE: In response to the Staff’s comment, we have deleted the referenced line under the heading “Capitalization” on page 20 of Amendment No. 1.

Dilution – Page 21

COMMENT 14: Expand the disclosure on page 21 to quantify how many other options and warrants are currently outstanding. Expand to state how the table at the bottom of the page would change if you assume exercise of all warrants and outstanding options with exercise prices less than the IPO price.

RESPONSE: In response to the Staff’s comment, we have expanded the disclosure under the heading “Dilution” on page 22 of Amendment No. 1.

Management’s Discussion and Analysis – Page 23

Results of Operations – Page 28

General

COMMENT 15: We see that substantially all of your revenues are from foreign customers. Please revise to quantify the impact of changes in exchange rates on reported revenues and expenses, if material.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on pages 25-26 of Amendment No. 1 to disclose the Company’s exposure to foreign exchange risks. In addition, we supplementally advise the Staff that the Company maintains only a small presence in countries such as Sweden, the United Kingdom, Japan and South Korea where currencies are not tied to the U.S. dollar. Foreign currency transaction losses are disclosed in Note 1 on page F-10 of Amendment No. 1. As such, the Company believes that its overall exposure to foreign exchange is low.

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Revenues – Page 28

COMMENT 16: As a related matter, please disclose more details of the “tightening credit supply” in China discussed on page 18 and the impact that this is expected to have on future operations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 25 of Amendment No. 1, as well as on page 30 of Amendment No. 1, to clarify the nature of the credit supply issue in China and to indicate the steps the Company has taken, and will continue to take if necessary, to address it.

Gross profit – Page 29

COMMENT 17: Please revise to quantify each of the significant factors cited, such as increases in higher-margin products, economy of scale and cost reduction initiatives, in explaining the changes in your gross profit margin. In addition, each significant factor that contributed to the significant variances in revenue and expense amounts each period should also be quantified and discussed. Please apply through MD&A to the extent practicable.

RESPONSE: In response to the Staff’s comment, we have endeavored to discuss and, where practicable, to quantify the significant factors cited throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1.

COMMENT 18: We note your inventory write-downs of $1.5 million, $550,000 and $939,000 in 2004, 2003 and 2002, respectively. Revise to disclose more details of these write-downs and the specific circumstances that resulted in the significant impairments each period. In addition, disclose whether this inventory was sold, discarded or otherwise disposed. The impact of any sales of this inventory on margins should also be clarified each period.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 6, 25 and F-7 of Amendment No. 1. In addition, we supplementally advise the Staff that these write-downs (provisions) resulted from difficulties in accurately forecasting demand and our overbuilding of inventory. These forecasting difficulties resulted from such factors as those described in the first risk factor on page 6 of Amendment No. 1.

In 2004, the gross write-down of inventory was $1.86 million, partially offset by the sale of $0.346 million of previously written down inventory for a net provision of $1.5 million. During 2004, the Company physically scrapped $0.384 million of previously written-down inventory. The scrapping of the inventory has no impact on gross margins as the inventory had been previously written down. The large write-down in 2004 was driven specifically by the Company’s optimistic demand

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April 29, 2005

forecast in early 2004, which caused a major ramp in production of material. A significant portion of this newly manufactured material ended up with no forecasted demand in the second half of 2004.

Similarly, in 2003, the gross write-down of inventory was $0.789 million, partially offset by the sale of $0.235 million previously written down inventory for a net provision of $0.554 million. During 2003, the Company physically scrapped $5,000 of previously written-down inventory. In 2002, the gross write-down of inventory was $0.936 million and the Company physically scrapped $0.276 million of previously written-down inventory.

The impact on gross margin in 2003 from inventory write-downs and sales of previously written down inventory was an unfavorable 2.0%, while the impact in 2004 was an unfavorable 2.95%, a less than 1% year-to-year impact on margin fluctuation. The Company believes this is within expectations for its business and is not material to an understanding of its margins for those years. The impact on 2002 from inventory write-downs (there were no offsetting sales of previously written down inventory) was an unfavorable 9.7%. We have expanded the discussion of the fluctuation in gross margins from 2002 to 2003 on page 30 of Amendment No. 1 to include this impact.

Liquidity and Capital Resources – Page 34

COMMENT 19: Please revise to discuss details of the significant variances in the balance sheet accounts each period. For example, the significant increases in inventory and deferred income tax assets at December 31, 2004 should be addressed.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 36 of Amendment No. 1.

Intellectual Property — Page 48

COMMENT 20: On page 49 you describe two letters from Linear Technology and International Rectifier alleging patent infringement. Please explain the status of those two allegations in this section.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Business—Intellectual Property” on page 50 of Amendment No. 1.

Board Committees — Page 53

COMMENT 21: Your state you intend to add one more director to your audit committee. Clarify whether this additional director will be a current board member or a new director.

Securities and Exchange Commission

April 29, 2005

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Management—Board Committees” on page 55 of Amendment No. 1.

Director Compensation — Page 55

COMMENT 22: Please identify those directors eligible to receive any director compensation under your compensation policy. Disclose whether the chairperson can receive compensation, even if he were not otherwise eligible to receive it.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Management—Director Compensation” on page 57 of Amendment No. 1.

Summary Compensation Table — Page 55

COMMENT 23: We note footnote 4. Briefly describe the position of “AATI Fellow.”

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the referenced footnote under the heading “Management—Executive Compensation” on page 57 of Amendment No. 1.

Preferred Stock, Convertible Note and Warrant Issuances — Page 62

COMMENT 24: Please disclose the conversion ratio of the preferred stock, and state the number of shares of common stock that will be issued upon conversion.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Certain Relationships and Related Party Transactions—Preferred Stock, Common Stock and Warrant Issuances” on page 63 of Amendment No. 1.

Common Stock Warrant Issuance — Page 62

COMMENT 25: Please disclose the amounts each of these officers loaned to the company that were subsequently cancelled in exchange for issuing these warrants.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Certain Relationships and Related Party Transactions—Common Stock Warrant Issuances” on page 63 of Amendment No. 1.

Voting Agreement — Page 63

COMMENT 26: Disclose whether Vision 2000 has designated Mr. Seto’s replacement yet.

Securities and Exchange Commission

April 29, 2005

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Certain Relationships and Related Party Transactions—Voting Agreement” on page 64 of Amendment No. 1.

Principal and Selling Shareholders — Page 64

COMMENT 27: Please identify the selling shareholders, and provide the information required by Item 507 of Regulation S-K.

RESPONSE: We note the Staff’s comment and confirm that we will identify the selling stockholders and will provide information regarding such stockholders required by Item 507 of Regulation S-K in a subsequent amendment to the Registration Statement, prior to circulating preliminary prospectuses.

COMMENT 28: Identify the individuals who have voting and/or investment control over the shares held by the entities identified in the table.

RESPONSE: In response to the Staff’s comment, we have revised footnotes 1, 2 and 3 on page 66 of Amendment No. 1 to provide information on the individuals who hold voting and dispositive power over the noted shares of the Company’s capital stock.

Registration Rights — Page 67

COMMENT 29: Please expand this discussion to explain which “certain” holders are entitled to demand registration rights and how many shares they own.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the heading “Description of Capital Stock—Registration Rights” on page 68 of Amendment No. 1 to clarify that holders of all of the noted registrable securities are entitled to demand registration rights and to provide additional information on such process.

Shares eligible for future sale — Page 70

COMMENT 30: Please identify what amount “substantially all” of the holders of your stock are subject to lockup agreements.

RESPONSE: The Company is currently in the process of obtaining executed managing underwriter lock-up agreements from each holder of the Company’s securities, and the managing underwriters have notified the Company that they currently expect to require all such holders to execute such agreements. We have modified the referenced disclosure under the headings “Shares Eligible for Future Sale—Lock-up Agreements” and “Underwriters” on pages 71 and 77, respectively, in Amendment No. 1 to provide blanks for specific share information that will be

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April 29, 2005

completed in a subsequent amendment to the Registration Statement, prior to circulating preliminary prospectuses.

COMMENT 31: Please identify the amount of shares eligible to be sold under the provisions of Rule 144.

RESPONSE: In response to the Staff’s comment, we have updated the disclosure under the heading “Shares Eligible for Future Sale—Sales of Restricted Shares” on page 71 of Amendment No. 1 to provide specific share numbers for each of the noted categories.

Report of Independent Registered Public Accounting Firm

COMMENT 32: The report of Independent Registered Public Accounting Firm on page F-2 references Advanced Analogic Technologies Incorporated and Subsidiaries. This is not consistent with the reference to the registrant in the financial statements. Please revise.

RESPONSE: In response to the Staff’s comment, we have revised the title of the financial statements throughout to include “And Subsidiaries” to be consistent with the report of Independent Registered Public Accounting Firm.

Financial Statements

COMMENT 33: Please include an updated and signed consent from your independent auditors with any amendment.

RESPONSE: We note the Staff’s comment and confirm that we will include an updated and signed consent with each amendment to the Registration Statement.

COMMENT 34: The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

RESPONSE: The Company confirms that it will include financial statements as of and for the three-month period ended March 31, 2005 in a subsequent amendment to the Registration Statement, prior to circulating preliminary prospectuses and in compliance with Rule 3-12 of Regulation S-X.

Balance Sheet — Page F-3

COMMENT 35: Total amounts included in the column Unaudited Pro Forma December 31, 2004 on page F-3 do not add to total assets. Please revise.

RESPONSE: In response to the Staff’s comment, we have now extended the amounts for each line item so that the subtotals and totals all add correctly on page F-3 of Amendment No. 1.

Securities and Exchange Commission

April 29, 2005

Note 1 – Business and Significant Accounting Policies – Page F-8

Revenue Recognition – Page F-8

COMMENT 36: With respect to product sales, revise to describe your return policy, post shipment obligations and any customer acceptance provisions. Clarify how these impact your revenue recognition. Clarify that your policy is in accordance with SAB 104.

RESPONSE: In response to the Staff’s comment, we have added disclosure on page F-8 of Amendment No. 1 to describe the return policy for distributors and other customers and to disclose that the Company has no post-shipment obligations, other than distributor price protection and stock rotation, and warranty returns, and that the Company is not subject to customer acceptance provisions.

COMMENT 37: Revise to disclose more details of sales incentives and discounts and the specific accounting treatment under EITF 01-09. Provide details disclosure of how you estimate discounts and incentives, including how amounts are reported in the financial statements. Clarify how you are able to estimate price protection. In addition, tell us why you refer to SFAS 48 for the accounting for price protection.

RESPONSE: In response to the Staff’s comment, we have included additional disclosure on page F-8 of Amendment No. 1 regarding our distributor price protection provisions and the accounting in accordance with EITF 01-9, including the disclosure of how the estimates are determined and reported in the financial statements. In addition, we have corrected the reference to SFAS 48 to only apply to our discussion of stock rotation returns rights.

COMMENT 38: We reference the discussion on page 9 of the numerous support functions provided by the distributors. Please disclose details of the accounting for these services.

RESPONSE: In response to the Staff’s comment, we have expanded the disclosure in the risk factor titled “Because we receive a substantial portion of our revenues through distributors…” on page 9 of Amendment No. 1 to clarify that the distributors receive no separate compensation for these functions; instead, the compensation for these functions is reflected in the price of the products purchased from us. The functions performed are normal, customary functions performed by distributors for product vendors. No separate accounting is required for such functions and no additional disclosure in our policy is necessary.

Note 6 – Stockholders’ Equity — Page F-14

COMMENT 39: In each transaction involving the issuance of shares, options or warrants for services or financing arrangements, expand your disclosures to state the fair value of the

Securities and Exchange Commission

April 29, 2005

issuance and how the value was determined. Address both the method and the significant assumptions used to determine the values.

RESPONSE: We respectfully advise the Staff that the fair value and the method and significant assumptions used to determine the fair value have been provided in Notes 5 (first paragraph) and 6 (under captions: “Warrants” and “Deferred Stock Compensation,” second paragraph) for each transaction involving the issuance of shares, options or warrants for services or financing arrangements, except for the warrants to purchase 20,500 shares of common stock which is disclosed in the last two sentences of the third paragraph under the caption “Warrants” in Note 6. With respect to these warrants, the fair value is disclosed as “insignificant” and we supplementally advise the Staff that the estimated fair value is less than $2,500. This was determined using the Black-Scholes pricing model using the following assumptions: contractual life of six years, risk-free interest rate of 3.98%, volatility of 70% and no dividends during the contractual term. As the value was insignificant, we determined that disclosure of the method and assumptions of estimating it were unnecessary.

Stock Options – Page -15

COMMENT 40: Supplementally provide us with details of each significant issuance of stock options and warrants from January 2004 through the date of your response. This should include the options and warrants issued pursuant to employment agreements discussed on page 57. Include the following information for each grant:

a.	Number of shares issuable in the grant and the date issued;

b.	Exercise price per share;

c.	Any restriction or vesting terms;

d.	Management’s fair value per share estimate;

e.	How management determined the fair value estimate;

f.	Identity of the recipient and relationship to the company;

g.	Nature and terms of any concurrent transactions with the recipient;

h.	Amount of any recorded compensation element and accounting literature relied upon.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share. In addition, indicate the consideration given to the estimated IPO price when determining management’s estimate of fair value. Also, indicate when discussions were initiated with your underwriter(s) and provide a history of pricing discussions therewith. We may delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

RESPONSE: In response to the Staff’s comment, we supplementally provide the requested information on Exhibit A attached hereto, which is based on the analysis summarized below.

Securities and Exchange Commission

April 29, 2005

[*]

Note 7 — Income Taxes — Page F-17

COMMENT 41: Given that you have had only two years of operating profits (2004 and 2003), supplementally describe all available evidence, both positive and negative, to support your $11.2 million reversal of prior valuation allowance in 2004. Revise footnote and MD&A as necessary.

RESPONSE: As disclosed in MD&A and Note 7 to the consolidated financial statements, the primary source of positive evidence that the Company relied upon was its recent history of profits. Specifically, the Company considers the current and two preceding years’ income before income taxes, excluding amounts not deductible or includable for tax return purposes, as available objective positive evidence supporting estimated levels of future taxable income. The Company found the level of such average income, when considering the available 20-year carryforward period for net operating losses, sufficient to support the realization of our net deferred tax assets. Other positive evidence considered included:

•	Growth in revenues and achievement of gross margins in excess of 50% in each of the past two years evidencing the value of our products in the marketplace and gross profits sufficient to sustain our operating cost structure.

•	Continued expectations of profits in the near term (in other words, we do not expect operating losses in the near term, which would be negative evidence).

•	An excess in the appreciated value of intangible assets associated with our intellectual property over the tax basis of such assets sufficient to support recovery of our net deferred tax assets pursuant to a tax planning strategy that is in process of implementation. The realization of this taxable income is anticipated to occur as we are shifting certain functions and activities to our foreign locations, which are in closer geographic proximity to our suppliers and customers. In connection with these changes, associated rights to our intellectual property will be transferred to our foreign operations creating taxable income in the United States in amounts sufficient to support recovery of our net deferred tax assets.

•	Relatively long carryforward periods available to utilize net operating losses and tax credits.

The only source of negative evidence that was identified was the Company’s short history of taxable income (i.e., two years). Although the Company has a short history of taxable income, this is not unusual considering that the Company is an emerging high technology company that

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April 29, 2005

initially went through a product development stage from 1997 through 1999, commenced product revenues in 2000, and has grown its business to the point in 2003 when it first achieved profitability.

The Company considered the weight of the positive evidence relative to the negative evidence and concluded that realization of its deferred tax assets was more likely than not at December 31, 2004. The Registration Statement disclosures discuss the source of the Company’s primary reliance for making this determination, and we respectfully submit that we believe this is sufficient disclosure.

COMMENT 42: We see that you have operations in many foreign countries. Revise to make disclosure about any tax holidays in those jurisdictions, if material. Refer to SAB 11-C.

RESPONSE: We supplementally advise the Staff that the Company has not benefited from any tax holidays in foreign jurisdictions through December 31, 2004. Should the Company begin to operate and benefit from a tax holiday, we will make the required disclosures.

Note 12 — Litigation — Page F-21

COMMENT 43: Please revise to also disclose details of the other litigation discussed on page 49, including International Rectifier, Linear Technology, etc. The discussion should include details of whether you believe that these matters will have a significant impact on results of operations, financial condition or liquidity.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in Note 12 on page F-22 of Amendment No. 1.

Exhibits

COMMENT 44: Please file all your exhibits so we can complete our review, also please confirm that you will be filing the voting agreement you describe on page 63. We note you intend to seek confidential treatment on some exhibits. Confidential treatment requests must be resolved prior to your filing becoming effective.

RESPONSE: We have filed certain additional exhibits with Amendment No. 1, including the voting agreement referenced on page 63 and those exhibits for which we currently intend to request confidential treatment. We intend to file the remaining exhibits as soon as practicable in a subsequent amendment to the Registration Statement.

*****

Securities and Exchange Commission

April 29, 2005

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned, Mark L. Reinstra or Gavin L. Zee of this office.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Alexander D. Phillips

Alexander D. Phillips

cc:	Richard K. Williams

Brian R. McDonald

Ashok Chandran

Joseph Hollinger

Advanced Analogic Technologies Incorporated

William Salisbury

Morgan Stanley & Co. Incorporated

Chet Bozdog

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Charles C. McCabe

Piper Jaffray & Co.

Robert Flanagan

SG Cowen & Co., LLC

Mark Roberts

Thomas Weisel Partners LLC

Scott Angel

Deloitte & Touche LLP

Christopher L. Kaufman, Esq.

Andrew S. Williamson, Esq.

Latham & Watkins LLP

Mark L. Reinstra, Esq.

Gavin L. Zee, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Exhibit A

Name (f)	Grant Date (a)	Shares Granted (a)	Type of Option	Exercise Price Per Share (b)	FMV (d)	Total Compensation Element (h)	Relationship with the Company (f)	Accounting literature (h)	Concurrent transactions (g)
[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]